11018879

ES
COMMISSION
. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH., D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2099 Gaither Road, Suite 200
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth E. Steben — 240-631-9808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/18

OATH OR AFFIRMATION

I, Kenneth E. Steben, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Maryland
On this 10th day of February, 2011
Ken Steben
personally appeared before me and acknowledged that he/she executed the foregoing instrument.
Notary Public
My Commission Expires 8/27/2013

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Stockholder
Steben & Company, Inc.
Rockville, Maryland

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2011

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 8,045,693
Receivable from Managed Funds	5,677,710
Commissions receivable	201,232
Investment in Aspect Global Diversified Fund LP	609,812
Certificate of deposit	24,425
Other assets	762,893
Total assets	$ 15,321,765
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 1,733,100
Accounts payable and accrued expenses	1,244,760
Total liabilities	2,977,860
Stockholder's equity	
Common stock (1,000 shares authorized, issued and outstanding, $1 par value)	1,000
Additional paid-in capital	129
Retained earnings	12,342,776
Total stockholder's equity	12,343,905
Total liabilities and stockholder's equity	$ 15,321,765

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Steben & Company, Inc. (the Company) was incorporated in the State of Maryland in 1989, is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The Company acts as General Partner and commodity pool operator of Futures Portfolio Fund (Futures), Limited Partnership, Sage Fund Limited Partnership (Sage) and Aspect Global Diversified Fund LP (Aspect) (collectively, the Managed Funds). The Company earns management fees, selling agent fees, 1 percent allocations, and other service related compensation from Futures Portfolio Fund, Limited Partnership and Sage Fund Limited Partnership as their General Partner, and management fees, selling agent fees and broker-dealer servicing fees from Aspect Global Diversified Fund LP. The Company has ceased wholesaling other commodity pools, but continues to receive trail commissions for prior wholesaling activities.

A summary of the Company's significant accounting policies follows:

Consolidation: The Company's investment in Aspect represents a capital investment as General Partner. The Company is also the General Partner of Futures and Sage, but does not hold an investment in either Fund. The Managed Funds' financial statements are not consolidated into the Company's financial statements pursuant to the Financial Accounting Standards Board's (FASB) consolidation guidance for general partners and the Company has concluded that consolidation of these investees is not required.

Use of estimates: Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less at date of acquisition.

Accounts receivable: The Company's accounts receivable are comprised of receivable from Managed Funds, which represent fees payable from the Managed Funds and commissions receivable, which represent sales and related commissions due from other managed futures funds for which the Company has no ownership interest. Based on its historical collection pattern, the Company has not provided a reserve for uncollectible accounts.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Certificates of deposit: Certificates of deposit included in the statement of financial condition have maturities greater than three months at the date of acquisition and are stated at face value.

Revenue recognition: Commissions are recorded on trade date. Management fees, selling agent fees, broker-dealer servicing fees, General Partner 1 percent allocations, income allocation from Aspect Global Diversified Fund LP and related expenses are recognized on the accrual basis.

Investment in Aspect Global Diversified Fund LP (Aspect): The Company's investment in Aspect represents an investment in General Partner units of Aspect that is carried at fair value, with unrealized gains and losses reflected in the statement of income. The Company is required to maintain an interest in Aspect equal to the greater of 1 percent of aggregate capital contributions to Aspect by all partners, or $25,000.

Income taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code whereby income is taxable to the stockholder.

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions through December 31, 2010.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Fair value is based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical instruments. Financial instruments held by the Company utilizing Level 1 inputs include money market funds.

Level 2. Fair value is based on quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the financial instrument, such as interest rates and yield curves that are observable at commonly quoted intervals using a market approach. The Company held no Level 2 financial instruments as of December 31, 2010.

Note 2. Fair Value of Financial Instruments (Continued)

Level 3. Fair value is based on valuation techniques in which one or more significant inputs are unobservable. The Company's investment in General Partner units of Aspect Global Diversified Fund LP is valued based on published net asset values for limited partnership interests in Aspect. Redemption of the Company's investment in Aspect is subject to minimum contribution requirements applicable to the Company as Aspect's General Partner. This financial instrument is classified within Level 3.

The following summarizes the Company's financial assets as of December 31, 2010 by level within the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 337,048	$ -	$ -	$ 337,048
Investment in Aspect Global Diversified Fund LP	-	-	609,812	609,812
Total assets at fair value	$ 337,048	$ -	$ 609,812	$ 946,860

Substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

Note 3. Managed Funds

As the General Partner of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.75 percent) of the month-end net asset value of the Managed Funds. The Company also receives a 1 percent allocation of any profits or losses from Futures Portfolio Fund, Limited Partnership and Sage Fund Limited Partnership (the General Partner 1 percent allocation).

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 3.0 percent annually) of the month-end net asset value of the Managed Funds. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company pays certain expenses on behalf of the Managed Funds. Sage Fund Limited Partnership reimburses the Company for expenses, subject to a limit of 1 percent of the average month-end net assets. The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds. For Sage Fund Limited Partnership, the Company elected to reduce this percentage to 0.75 percent for the year ended December 31, 2010. Aspect Global Diversified Fund LP reimburses the Company for administrative expenses, subject to a limit of 0.95 percent of average month-end net assets and offering expenses, subject to a limit of 0.75 percent of average month-end net assets.

Note 3. Managed Funds (Continued)

During 2010, the Company changed how it is reimbursed for paying certain expenses of the Futures Portfolio Fund, Limited Partnership. Prior to December 2010, the Company received a maximum expense reimbursement of 0.65 percent of the average month-end net asset value. Effective, December 1, 2010, the Company earns an administration fee equal to 0.45 percent of average month-end net assets from Futures Portfolio Fund, Limited Partnership in connection with these expenses.

Receivable from Managed Funds at December 31, 2010, consists of:

Management fees	$ 2,186,647
Selling agent and broker-dealer servicing fees	1,764,770
General Partner 1% allocations	1,074,069
Receivable for reimbursable expenses	618,585
Offering expense	33,639
	$ 5,677,710

Note 4. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in 2013. At December 31, 2010, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2011	$ 370,781
2012	252,467
2013	149,814
Total	$ 773,062

The certificate of deposit of $24,425 collateralizes a bank letter of credit issued in connection with the office space lease. The certificate of deposit matures on January 20, 2012, has an interest rate of 0.70 percent, and is renewed upon maturity.

In the normal course of business, the Company is subject to litigation, claims, and regulatory matters. The Company vigorously defends these matters and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. SIMPLE Individual Retirement Account

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation, and all contributions are immediately vested.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). The Managed Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Managed Funds, and the Company as General Partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Managed Funds' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance. The Company has established procedures to actively monitor the Managed Funds' market and credit risks. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash and cash equivalents on deposit with financial institutions that, at times, exceed federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

Note 8. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2010, the Company had net capital and net capital requirements of $7,247,740 and $198,524, respectively. The Company's net capital ratio was 0.41 to 1. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.

Steben & Company, Inc.

Financial Report
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.